UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-39446

CureVac N.V.

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒         FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐          NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Advance Purchase Agreement for our COVID-19 Vaccine Candidate

On November 30, 2020, CureVac A.G. (the “Company”) entered into an advance purchase agreement, or APA, with the European Commission, or the EC, acting on behalf and in the name of all Member States of the European Union. The APA provides for the advance purchase by the Member States of 225 million doses of the Company’s COVID-19 vaccine candidate, or CVnCoV, to be allocated among the Member States, and the option to purchase up to an additional 180 million doses. The option may be exercised by the EC on behalf and in the name of the Member States. In order to support the Company’s accelerated efforts to develop a safe and effective vaccine, the APA provides for support to the Company’s operation in the form of two up-front payments. The first up-front payment of a mid nine-figure euro amount has already been paid by the EC on behalf of the Member States. The second up-front payment of a mid nine-figure euro amount is to be paid directly by the Member States and is due after an interim data package has been submitted by the Company to the EMA for the purpose of obtaining EU marketing authorization for CVnCoV. Such up-front payments must be used solely for the development and commercial supply of CVnCoV. The Company will be required to return any unspent amounts of the up-front payments if, among others, the Company fails to successfully develop CVnCoV or if the Company successfully develops CVnCoV, but the Company does not receive EU marketing authorization or fails to supply any doses of CVnCoV to any of the Member States by late 2021, unless the Company and the EC mutually agree to a later date. In addition, if any Member State decides to purchase additional doses pursuant to the option granted under the APA, the Company will be entitled to additional up-front payments that are not subject to such restrictions on use or return of unused amounts upon termination of the APA.

The Company currently estimates the total value of the APA to be in the low 10-figure euro amount assuming no exercise of the option discussed above, but this estimate is subject to the Company’s ability to successfully deliver CVnCoV pursuant to the terms of the APA, including obtaining EU marketing authorization and establishing manufacturing capacities to supply sufficient quantities of CVnCoV.

The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

By:	/s/ Franz-Werner Haas, LLD, LLM
Chief Executive Officer

Date: January 19, 2021

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Advance Purchase Agreement by and between CureVac A.G. and the European Commission, dated November 30, 2020.